Filed by Advanced Digital Information Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

FAQ for ADIC Sales Team on Quantum-ADIC Merger

Why did ADIC agree to be acquired?

We agreed to the merger because Quantum valued ADIC’s products, people and customers enough to offer a significant premium to our shareholders, and because we knew that combining with Quantum would ultimately benefit our customers and our people. Once approved, the merger will join the two leading, independent backup, recovery and archive providers, and it will give our customers the most comprehensive range of solutions for securely storing, managing, protecting and recovering their data in open systems IT environments.

Our combined forces will give us the scale to be able to serve our customers better—the expanded enterprise will have more than 3,000 employees, will have more than 700 people on our direct service team, and more than $1.2 billion in annual revenue—based on combined totals for the two businesses over the last 4 quarters.

What products will go forward?

ADIC’s innovative products, along with the development, sales, and service teams, have made ADIC successful, and we will bring them to the combined company. Our intelligent Scalar tape libraries are new platforms that provide innovation and high value. Our Pathlight VX disk backup solution is the leading enterprise disk-to-tape product on the market. And our StorNext data management software provides unique high performance workflow and multi-tier archiving capability for large datasets. We are also committed to continually evolving our product line to give users next-generation solutions while providing on-going support for legacy platforms.

The leadership at Quantum has commented publicly on the fact that the product lines are largely complementary: “We are strong at the low end of the market—in the small- to medium-size business space, with some of the volume products like removable hard disks,” said Rick Belluzzo, Quantum’s chairman and chief executive. “They [ADIC] tend to be stronger as a systems company—systems that require customer support and a highly trained sales team.”

—Quoted in Byte and Switch article, May 2, 2006

What will the merger mean for ADIC customers?

ADIC will become part of a larger, more substantial, but still independent provider of data storage and management solutions. The combined company will have the size and scale to offer:

•	more options and more value to its customers.

•	intelligent and innovative products and services that will enable end users to reduce costs and more easily protect and manage their business-critical data.
•	the ability to integrate media, devices, systems and software and to incorporate additional features to offer best-of-breed solutions and a compelling value proposition for customers of all sizes.
•	significantly stronger sales and service capabilities through which it will deliver a wider range of solutions and enhanced support.
•	R&D expertise that will provide opportunities for greater collaboration and innovation across engineering and development functions.

Will I still get service and support from the ADIC team that helps me now?

The combined company will have more service and support capabilities than ADIC has today. In any field, no one can ever guarantee that the same team will be in place forever, but the goal of the new organization will be to leverage the talent and knowledge of the existing service team, and to increase the scale of those resources. You can assure your customers that all of ADIC’s obligations—including our commitments to support products into the future, our commitments to providing support around the world—will be obligations of the combined entity.

Will the commitments ADIC has made to long term product support still be honored in the new company?

Yes. It’s important to realize that ADIC is not going away—it is becoming part of a larger company with even greater resources to serve you. All of ADIC’s obligations—including our commitments to support products into the future, our commitments to providing support around the world—will be obligations of the combined entity.

What is the time frame for the acquisition?

For a deal this size, the U.S. government and possibly certain foreign governments must review the transaction and conclude that it is acceptable from an antitrust perspective. We will make the required filings as soon as possible, and the government reviews are typically completed within 90 days, unless they determine that a closer investigation is warranted. As with any merger of large entities, the details of integration won’t be worked out for a few months.

Are ADIC and Quantum operating as one before the deal closes?

No. By law, we must operate as separate organizations until the transaction is approved—and in fact we will continue to compete with each other. We will carry out integration planning activities to help make sure that the new organization comes together as quickly and smoothly as possible once necessary approvals are obtained.

What will the merger mean for ADIC Channel Partners?

ADIC remains committed to working with and supporting our channel partners, and we believe that the combined organization will make us an even stronger partner. This announcement does not change any of our current reseller agreements or our product offerings, and all of ADIC’s obligations to our reseller partners will be obligations of the combined entity. For ADIC channel partners who currently have relationships with

Quantum, both agreements will continue to be honored. After the merger is complete, if dual agreements create conflicts, management of the combined company will work with resellers to resolve issues fairly.

What are the terms of the agreement?

Quantum will acquire ADIC for approximately $770 million. ADIC shareholders will receive $12.25 per share in cash with the right to elect, in lieu of cash, 3.461 shares of Quantum stock for each ADIC share they own. The stock election is subject to pro-ration such that Quantum will issue no more than approximately 10% of the total merger consideration in Quantum stock. For more complete information, please see the materials filed by both companies with the SEC.

What is the combined revenue of the two companies?

Over the last four quarters, the combined revenues were over $1.2 billion.

What will happen to the disk based backup products from the two companies?

We think it’s good that both Quantum and ADIC have been at the forefront of developing innovative solutions in disk-based data protection, the current offerings address different parts of the market, and we believe the combined company will be able to capitalize on increased scale and synergies in this area.

The non-overlapping nature of the disk backup product lines has been commented on by leading analysts: “…Quantum’s disk-based backup product, the DX Series, is more of a low-end system, while ADIC’s PathLight is a high-end product with a fairly sophisticated file system. ‘Where both are most successful in this space, they don’t compete,’ [Robert] Abraham said.”

—Robert Abraham, Freeman Reports, quoted in SearchStorage 5/2/06.

What about the future of StorNext data management software?

StorNext represents one of ADIC’s core technologies, and it is an area which Quantum has said publicly they intend to support and grow. It is mentioned by name in the acquisition announcement press release as a key product of interest: “The combined company will be able to capitalize on the scale and synergies in this area, as well as build upon ADIC’s StorNext® data management software.”

Does this mean that ADIC will give greater emphasis to SDLT technology?

ADIC has been a long time supporter of the DLT/SDLT technology, along with other drives, as part of our “drive agnostic” approach to backup systems. We expect to continue that direction, and we note that Quantum, which is a supplier of LTO drives as well, also has a long heritage of supporting the market with multiple drive options.

More Questions?

If there are questions about this document, or other questions you would like to have added to it, contact Steve Whitner.

Additional information:

ADIC plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its shareholders a Proxy Statement/Prospectus, and Quantum plans to file with the SEC a Registration Statement on Form S-4, in connection with the proposed Merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about ADIC, Quantum, the Merger and related matters. Investors and shareholders are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus when they are available. The Registration Statement and the Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by ADIC or Quantum with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and shareholders may obtain free copies of the documents filed by ADIC with the SEC by contacting Investor Relations (425) 881-8004 or Stacie.timmermans@adic.com and of the documents filed by Quantum with the SEC from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com.

ADIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.